UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

FACET BIOTECH CORPORATION
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

             30303Q103
(CUSIP Number)

Mark D. Lerner
Chesapeake Partners Management Co., Inc.
2800 Quarry Lake Drive, Suite 300
Baltimore, MD 21209
410-602 0195
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           December 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 11 Pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

MARYLAND, US
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
Number Of
	Shares		1,372,711
	Beneficially Owned	9	SOLE DISPOSITIVE POWER
By Each Reporting
	Persons		None
	With	10	SHARED DISPOSITIVE POWER

1,372,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% based on 25,067,740 shares outstanding as of October 27, 2009.
14	TYPE OF REPORTING PERSON

CO, IA

Page 3 of 11 Pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

MARK D. LERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,372,711
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

1,372,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% based on 25,067,740 shares outstanding as of October 27, 2009.
14	TYPE OF REPORTING PERSON

IN, HC

Page 4 of 11 Pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

TRACI J. LERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,372,711
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

1,372,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% based on 25,067,740 shares outstanding as of October 27, 2009.
14	TYPE OF REPORTING PERSON

IN, HC

Page 5 of 11 Pages

This Statement on Schedule 13D relates to shares of Common Stock - par value $0.01 per share (the “Shares”), of Facet Biotech Corporation, a Delaware corporation (the “Company”).

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates to is the Shares.  The address of the principal executive office of the Company is 1500 Seaport Boulevard, Redwood City, CA 94063.

Item 2.	Identity and Background

(a), (b) and (c) This statement is being filed by Chesapeake Partners Management Co., Inc. (“CPMC”), Mark D. Lerner (“Mr. Lerner”) and Traci J. Lerner (“Ms. Lerner” and collectively with CPMC and Mr. Lerner, the “Reporting Persons”).  The address of the principal business and principal office of the Reporting Persons is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

This Statement relates to the Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership (“CPLP”); and Chesapeake Partners Master Fund Ltd., a Cayman Islands exempted company ("CPMF").  CPMC serves as investment manager to each of CPLP and CPMF.  CPMC also serves as the General Partner of CPLP.  Mr. Lerner and Ms. Lerner are officers of CPMC.  In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPMF.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Lerner and Ms. Lerner are citizens of the United States of America.  CPMC is a Maryland corporation.

Item 3.	Source and Amount of Funds or Other Consideration

Since October 5, 2009 (60 days prior to the date of the event requiring the filing of this statement), all Shares acquired by the Reporting Persons were acquired for the account of CPLP and CPMF.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $6,290,454.  The source of funds for these acquisitions was the working capital of CPLP and CPMF.

The securities held for CPLP and CPMF may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Page 6 of 11 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may have engaged in, and may continue to engage in, communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, industry analysts, investment and financing professionals and/or any other third parties regarding the Company.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to information filed by the Company with the U.S. Securities and Exchange Commission, as of October 27, 2009, the number of Shares outstanding was 25,067,740  based on the Company’s Report on Form 10-Q, filed on November 3, 2009.  Each of the Reporting Persons may be deemed to beneficially own the aggregate number of Shares set forth in the table below:

Reporting Persons	Number of Shares	Percentage of Class Outstanding

CPMC	1,372,711	5.5%
Mr. Lerner	1,372,711	5.5%
Ms. Lerner	1,372,711	5.5%

This amount consists of (A) 699,911 Shares held for the account of CPLP, and (B) 672,800 Shares held for the account of CPMF.  The Reporting Persons have shared power to vote, direct the vote, dispose of or direct the disposition of the Shares that they beneficially own.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no reportable transactions with respect to the Shares since October 5, 2009 (60 days prior to the date of the event requiring the filing of this statement) by any of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Page 7 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

The Reporting Persons may from time to time enter into and unwind cash settled equity swaps, exchange traded “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with respect to the Shares.  The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes, securities, baskets or groups of securities in which Shares may be included, currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any index or other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions with one or more counterparties.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 7.	Material to be filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2009	CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

Date: December 11, 2009	MARK D. LERNER

/s/ Mark D. Lerner

Date: December 11, 2009	TRACI J. LERNER

/s/ Traci J. Lerner

Page 9 of 11 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
FACET BIOTECH CORPORATION

A.  Transactions for the account of Chesapeake Partners Limited Partnership in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
10/5/2009	PURCHASE	9,731	$17.51
10/6/2009	PURCHASE	12,700	$17.53
10/6/2009	PURCHASE	10,948	$17.52
10/7/2009	PURCHASE	25,400	$17.53
10/7/2009	PURCHASE	5,100	$17.52
10/8/2009	PURCHASE	565	$17.38
10/9/2009	PURCHASE	463	$17.31
10/20/2009	PURCHASE	9,100	$17.43
10/27/2009	PURCHASE	11,780	$17.24
10/28/2009	PURCHASE	300	$17.13
10/29/2009	PURCHASE	1,711	$17.08
10/30/2009	PURCHASE	4,660	$16.98
11/2/2009	PURCHASE	200	$16.98
11/3/2009	PURCHASE	201	$16.98
12/3/2009	PURCHASE	61,200	$16.73
12/3/2009	PURCHASE	34,100	$16.54

B.  Transactions for the account of Chesapeake Partners Master Fund Ltd. in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
10/5/2009	PURCHASE	9,400	$17.51
10/6/2009	PURCHASE	12,300	$17.53
10/6/2009	PURCHASE	10,600	$17.52
10/7/2009	PURCHASE	24,600	$17.53
10/7/2009	PURCHASE	4,900	$17.52
10/8/2009	PURCHASE	500	$17.38
10/9/2009	PURCHASE	400	$17.32
10/20/2009	PURCHASE	8,700	$17.43
10/27/2009	PURCHASE	11,300	$17.24
10/28/2009	PURCHASE	300	$17.13
10/29/2009	PURCHASE	1,600	$17.08
10/30/2009	PURCHASE	4,500	$16.98
11/2/2009	PURCHASE	100	$16.98
11/3/2009	PURCHASE	100	$16.98
12/3/2009	PURCHASE	58,800	$16.73
12/3/2009	PURCHASE	32,800	$16.54

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated December 11, 2009 by and among Chesapeake Partners Management Co., Inc., Mark D. Lerner and Traci J. Lerner .…………….	11

Page 11 of 11 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock - $0.01 par value per share of Facet Biotech Corporation dated as of December 11, 2009 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: December 11, 2009	CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

Date: December 11, 2009	MARK D. LERNER

/s/ Mark D. Lerner

Date: December 11, 2009	TRACI J. LERNER

/s/ Traci J. Lerner